SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	October 11, 2006, at 3 pm, at the Company’s headquarters, located at Rua Verbo Divino 1.356 – 1º andar, in the City and State of São Paulo.

Attendance:	Members representing the necessary quorum

Presiding:	Carlos Henrique Moreira – Chairman.
André Müller Borges – Secretary.

Resolution:

The members of the Board approved the acquisition of the minority interest in VIVAX S.A. held by Horizon Telecom International LLC (“HTI”) and the subsequent acquisition of control from Brasil TV a Cabo Participações S.A. (BTVC) via a stock swap. VIVAX shareholders shall receive 0.5678 of a preferred NET SERVIÇOS DE COMUNICAÇÃO S.A. share for each VIVAX share issued. This exchange ratio is based on internal and market evaluations of both Companies, in compliance with the transaction terms prepared by the Executive Board and published as a material fact, which will be filed at the Company’s headquarters after being initialed by the Secretary,.

Under the terms and conditions of the aforementioned material fact, the members of the Board of Directors authorized the Company’s Executive Officers to take all necessary measures for the execution and disclosure of the transaction, pursuant to the legal and regulatory obligations associated with same.

Closing:

There being no further business to discuss, the meeting was brought to a close and these present minutes were drawn up, read, approved and signed by all the Board members present, the Secretary and the invitee.

Attendance:

Chairman: Carlos Henrique Moreira

Secretary: André Müller Borges

Stefan Alexander

Rossana Fontenele Berto

Marcos da Cunha Carneiro

Jose Formoso Martínez

João Adalberto Elek Jr.

Mauro Szwarcwald

Ivan Magalhães Júnior

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.